Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618
November 22, 2010
Mr. Stephen G. Krikorian
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:	Local.com Corporation Form 10-K for the Fiscal Year ended December 31, 2009 Form 8-K Filed on October 13, 2010 File No. 001-34197
Dear Mr. Krikorian:
     This letter responds to the comments of the letter dated November 8, 2010 to Heath Clarke, Chief Executive Officer of Local.com Corporation (the “Company”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comments to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 8-K filed on October 13, 2010. We have reproduced below in bold font each of the Staff comments set forth in the letter of November 8, 2010, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the letter of November 8, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors
General
1.	We refer to your response to prior comment 7, and note that you are seeking to keep confidential pursuant to Rule 83 the percentage increases for your revenue from (i) internal and outsourced sales efforts and (ii) acquired bases. It appears, however, that these amounts must be disclosed in answer to Item 303 of Regulation S-K. Refer to Section III.D. of Release No. 33-6835. Given that this information appears to be required disclosure pursuant to Regulation S-K, your request to keep it confidential pursuant to Rule 83 does not appear appropriate. Please advise or disclose this information.

In addition, in light of your statement in response to comment 7 that you intend to disclose in your next Form 10-Q the percentage of your revenue growth attributable to each of acquisitions and sales, please tell us what consideration you gave to disclosing that the acquisition of subscription customers was responsible for almost three-quarters of your revenue growth for fiscal year 2009 and whether you believe that source of growth reflects a known trend.
In the Form 10-Q filed on November 12, 2010, we disclosed the revenue, percentage of revenue and growth attributable to sales efforts and acquisitions per the Staff’s comments.
We believe that the readers of the Management’s Discussion & Analysis included in the Form 10-K had sufficient information to understand that growth in revenue from the SAS business unit was related to the acquisition of subscribers in light of the fact that we disclosed the following:
•	We grew our base of small business subscribers from approximately 5,000 at the end of 2008 to over 40,000 at the end of 2009.

•	The increase in small business subscribers was the result of acquisitions of subscriber bases during 2009 coupled with our internal and outsourced sales efforts.

•	During February 2009, we purchased 11,754 website hosting subscribers from LaRoss Partners, Inc.

•	During March 2009, we purchased 14,185 local business listing subscribers from LiveDeal, Inc. and its wholly owned subsidiary, Telco Billing, Inc.

•	During December 2009, we purchased up to an additional 21,972 website hosting subscribers from LaRoss, an amount that was subsequently reduced to 18,817 after reduction for website hosting customers that failed to successfully transfer to us.
Based on the above, the readers of the Form 10-K can see that we had a net increase of 35,000 small business subscribers and that we acquired 44,756 subscribers through acquisitions, which we believe would lead a reasonable person to conclude that the majority of the growth in revenue in the SAS business unit was the result of acquisitions. The continuation of acquiring subscribers beyond those disclosed was not considered by management to be a known trend and therefore was not disclosed.
In October of 2010, the Company announced that it was suspending further subscriber base acquisitions. In the Form 10-Q filed on November 12, 2010, we reiterated this business decision as follows:
“In the fourth quarter of 2010, we announced that we will suspend acquisitions of LEC-billed subscriber bases in order to concentrate our resources around the Exact Match product suite powered by our recently acquired Octane360 platform. As a result, we anticipate revenue from our existing subscribers to decline. Initially, the expected growth in revenue from Exact Match products is not expected to fully offset the decline in revenue from existing subscribers.”
We will provide updates in our future quarterly and annual filings as appropriate. The growth in total revenue from 2008 to 2009 was $18.0 million of which $4.3 million or 24% was attributable to revenue from acquired bases.

Item 7. Mangement’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 26
2.	Refer to the last paragraph of your response to prior comment 7. Provide us with an example of the disclosure you intend to provide beginning with your next Form 10-Q. In this regard, it is unclear to us whether you intend to quantify the amounts of revenue from internal and outsourced sales efforts separately from revenue from acquired customers.
We disclosed the following in the Form 10-Q filed on November 12, 2010:
“Sales and advertiser services revenue for the three and nine months ended September 30, 2010 increased 101.4% and 91.2%, respectively, compared to the same periods in 2009 as we grew our base of small business subscribers from over 25,000 as of September 30, 2009 to over 60,000 as of September 30, 2010. The growth in small business subscribers came primarily from the acquisition of subscriber bases.
The growth in small business subscribers are a result of acquisitions of subscriber bases and internal and outsourced sales efforts. The following table provides the revenue relating to the acquisition of subscriber bases and revenue relating to internal and outsourced sales efforts (dollars in thousands):

	Three Months Ended September 30,				Percent	Nine Months Ended September 30,				Percent
	2010	(*)	2009	(*)	change	2010	(*)	2009	(*)	change
Revenue from internal and outsourced sales	$1,303	32.1%	$866	42.9%	50.4%	$3,499	32.6%	$2,369	42.2%	47.7%
Revenue from acquired bases	2,760	67.9%	1,151	57.1%	139.8%	7,241	67.4%	3,247	57.8%	123.0%

Total sales and advertiser services revenue	$4,063	100.0%	$2,017	100.0%	101.4%	$10,740	100.0%	$5,616	100.0%	91.2%

(*) —	Percent of sales and advertiser services revenue
Sales and advertiser services revenue from acquired subscriber bases for the three and nine months ended September 30, 2010 increased 139.8% and 123.0%, respectively, compared to the same periods in 2009 due to the acquisition of one additional subscriber base at the end of 2009 and three subscriber bases in 2010. This increase was partially offset by a decrease in revenues from the two subscriber bases acquired in 2009. Sales and advertiser services revenue from internal and outsourced sales efforts for the three and nine months ended September 30, 2010 increased 50.4% and 47.7%, respectively, compared to the same periods in 2009 primarily due to increased revenue from outsourced sales efforts.
In the fourth quarter of 2010, we announced that we will suspend acquisitions of LEC-billed subscriber bases in order to concentrate our resources around the Exact Match product suite powered by our recently acquired Octane360 platform. As a result, we anticipate revenue from our existing subscribers to decline. Initially, the expected growth in revenue from Exact Match products is not expected to fully offset the decline in revenue from existing subscribers.”

3.	Based on the information contained in the tabular presentation in response to prior comment 7, tell us how you determined that the revenue attributable to these acquired customer assets does not constitute a known trend likely to have a material effect on your financial condition and operating performance requiring disclosure pursuant to Item 303(A)(3) of Regulation S-K. Further, during 2009 the company acquired approximately 45,000 accounts at a cost in excess of $6 million. Tell us how you have considered an investor’s ability to assess the subsequent performance of such acquisitions if the amount of revenue attributed to these acquisitions is not separately disclosed.
As noted in our response to the Staff’s comment #1 above, in light of the disclosures made we believe that readers of the financial statements can readily see that we had a net increase of 35,000 small business subscribers and that we acquired 44,756 subscribers through acquisitions, which we believe would lead a reasonable person to conclude that the majority of the growth in revenue in the SAS business unit was the result of acquisitions. In the Form 10-Q filed on November 12, 2010, we have made the further disclosures noted above in our response to the Staff comment #2 that could further be helpful to an investor in arriving at such a conclusion.
4.	As previously requested in prior comment 8, tell us the reasons for the significant decrease in growth in RKV between 2008 and 2009. In this regard, we note that RKV increased approximately 53% between 2007 and 2008 and in 2009 only increased 1%. Please provide a substantive explanation for this significant decrease in the growth of this metric. Conversely, explain in clearer terms why the rate of increase that occurred in 2008 did not occur in 2009.
RKV is calculated by taking all revenue generated on our owned & operated Local.com website which includes Pay per Click (“PPC”), Banner and Premium Subscription Listings divided by the total Monthly Unique Visitors (“MUV”) for the same period. As noted, the RKV increased by 53% from 2007 to 2008. During this time revenue increased from $18.4 million to $31.4 million for a percentage increase of approximately 71%. The MUV for this period only increased from 109 million in 2007 to 122 million in 2008 for percentage increase of approximately 12%. Since revenue increased at a greater rate than MUV we experienced an increase in RKV. Therefore, as previously disclosed in the 2009 Form 10-K, the increase in RKV was primarily due to an increase in revenue due to the better monetization of traffic to the website through additional ad units per page, optimization of search results to improve page yields, greater revenue share received from our advertising partners and improved search engine marketing. In other words, revenue increased from 2007 to 2008 as a result of being able to charge more for our advertising on the Local.com site, placing additional advertising on our site and organizing the display of the advertising on our site in a way intended to maximize the ability of all such advertising to produce the highest amounts of revenue possible.

The RKV increased by 1% from 2008 to 2009. During this period the revenue increased from $31.4 million to $43.2 million for a percentage increase of approximately 38%. Factors that contributed to the growth in RKV included:
•	an increase in subscriber revenue due to the acquisition of directory listing subscribers;

•	an increase in subscriber revenue from our outsourced and in-house sales efforts; and

•	successful negotiation of more favorable terms with a large advertiser.
The above factors that contributed to higher RKV were almost entirely offset by the following:
•	revenue per click from the Company’s largest advertiser decreased; and

•	each visit on average experienced fewer page views per visit.
The MUVs for this period increased from 122 million to 166 million for a percentage increase of approximately 36%. Due to the comparable increase in revenue and MUV the RKV remained relatively consistent. The increase in revenue was a result of increased traffic to the website, with a slightly higher RKV.
The decrease in growth of RKV was based on significant offsetting factors described above.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Intangible Assets, page F-15
5.	Refer to your response to prior comment 14 in which you state that “amortization is highest in the first year and declines over the life based on how the subscriber base is expected to decline based on customer churn.” Please reconcile this statement with the description of your amortization policy described on page F-11 under the heading “Intangible Assets.” That is, your disclosure should clearly articulate that your policy uses an accelerated amortization model and you should disclose the weighted percentage amortized in each year.
In the Form 10-Q filed on November 12, 2010, we have added to our disclosure regarding amortization of subscriber bases as follows:
“Amortization of intangibles
Amortization of intangibles expense was $1,561,000 and $4,245,000 for the three and nine months ended September 30, 2010, respectively, compared to $722,000 and $1,801,000 for the same periods in 2009. The increase is due to new subscriber acquisitions of customer-related intangible assets. These customer-related intangible assets are amortized over the expected life of the assets based on the expected cash flow from the customers, resulting in accelerated amortization of the intangible assets over a period of approximately four years with the weighted average percentage amortization for all small business subscriber relationships acquired to date being approximately 60% in year one, 21% in year two, 14% in year three and 5% in year four.”
We believe this additional disclosure addresses the Staff’s comments and will be reflected in an Amendment to the Company’s Form 10-K for the year ended December 31, 2009.
6.	Refer to your response to prior comment 14 in which you statement that your “assumptions for churn were based on expectations considering the historical performance of the subscriber base and/or similar subscriber base.” Given your limited experience with such customers, having only begun purchasing them in April 2009, tell us how you believe you have sufficient historical experience on which to base your expectations. For each of the subscriber acquisitions completed in 2009 and 2010 tell us the number of subscribers purchase and the number of those original subscribers that remained at the end of each period, through the most recent quarter.
The Company believes it has sufficient historical experience on which to base its expectations of churn based on the information it acquired in the course of selling the Company’s similar products through in-house sales efforts, which efforts commenced in May 2007, twenty months prior to the Company’s first subscriber base acquisition in February 2009. Additionally, the Company believes it has sufficient historical experience on which to base its expectations of churn based on the information it acquired in the course of engaging third party sales professionals to sell the Company’s similar products on the company’s behalf, which efforts commenced in May 2008, ten months prior to the Company’s first subscriber base acquisition in February 2009. Information from these two separate sales efforts that commenced months prior to the Company’s first subscriber base acquisition provided critical information used by the company to benchmark the expected churn rate of the subscriber bases it would acquire in bulk from third parties. Additionally, we engaged consultants knowledgeable about LEC billing and matters related to LEC billing, such as potential churn rates, in December 2007. Further, in the course of the Company’s due diligence of each subscriber base that it acquired, the Company considered the historical churn rate of such subscriber base to determine if there were deviations from the acceptable model created by the Company, which model is based upon, among other things the Company’s historical churn rate from its own sales efforts.

The following table sets for the total number of subscribers purchased in each acquisition completed in 2009 and 2010 and the number of those original subscribers that remained at the end of each period, through September 30, 2010:

Acquired	Acquisition	Acquisition	Customers remaining at
From	Date	Quantity	Mar 09	Jun 09	Sep 09	Dec 09	Mar 10	Jun 10	Sep 10
LaRoss (1)	2/18/09	11,754	9,802	7,423	7,742	8,655	7,418	7,454	4,117
LiveDeal	3/9/09	14,185	14,185	11,869	10,021	8,576	7,455	6,463	5,702
LaRoss Turner (2)	12/30/09	19,501	—	—	—	19,501	16,224	19,744	15,845
	4/20/10	7,803
LaRoss	2/12/10	10,000	—	—	—	—	9,827	7,200	5,360
LaRoss	5/28/10	22,245	—	—	—	—	—	—	13,771
Best Click	9/30/10	9,282	—	—	—	—	—	—	9,282

(1)	Replenishment program (new sales) included in this base from acquisition until discontinued in September 2009.

(2)	Operationally these acquisitions were combined to take advantage of operating efficiencies in the LEC billing process. Since we were not expecting to report these separately, we did not (and were not able to) set these up to track separately.
7.	Refer to the tabular presentation of LEC billings settlements provided in response to prior comment 14. With regard to your recognition of revenue from these monthly subscribers, tell us how and when you determine that an amount is collectible and that revenue recognition is appropriate. In this regard, describe the timing of all revenue and receivable entries related to these types of customers. In addition, describe the primary reasons why a LEC billing is not collected.
We determine that revenue from LEC billing monthly subscribers is collectible when we submit our billing files to the LEC billing clearinghouse. We submit billing and credit files at least weekly, but typically semi-monthly to the LEC billing clearinghouse. Once the clearinghouse has processed the subscriber billing file, it is deemed accepted and the subscriber can be billed on their phone bill at which time we recognize revenue. On a weekly basis, we are informed of any subsequent credits or unbillable customers, at which point we immediately record a credit to revenue. At the end of every period, we make an estimate of potential or not reported credits or unbillable customers and reduce revenue accordingly.
Payment for LEC billings (net) is received either 60 or 90 days (depending on the specific clearinghouse) after billing submission. Settlements include payment for gross billings submitted, less reported credits, less process fees, less a holdback reserve by the LECs and clearinghouse which will be paid out 6 months to 12 months after the settlement.
The only reason a LEC billing would not be collected is if a subsequent credit is issued against that billing. In which case, the gross billing would be collected and the resulting credit would be netted against that billing.
Forms 8-K Filed on October 13, 2010 and November 4, 2010
8.	We note that in the press release furnished in Form 8-K filed on October 13, 2010 you discuss your expectation for “Adjusted Net Income” in the second paragraph, however, the most closely associated GAAP measure is not presented until the reconciliation on the final page of the press release. We also note that in the second line of the headline of your November 4, 2010 press release, furnished in Form 8-K filed on November 4, 2010, that you refer only to “Record Adjusted Net Income.” Please tell us what consideration you have given to the provisions of Item 10(e)(1)(i)(A) of Regulation S-K. In this regard, a non-GAAP measure should not have greater prominence than a GAAP measure.
Going forward the Company will be certain to ensure that disclosures of non-GAAP financial measures will be presented alongside the most closely associated GAAP measure and that any such non-GAAP measure will not have greater prominence than the most closely associated GAAP measure.
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing it makes with the Commission;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 341-5302 if you should have any follow-up questions or comments.

Sincerely,
/s/ Scott Reinke
Scott Reinke
General Counsel

C:	Heath Clarke, CEO of Local.com Corporation Ken Cragun, CFO of Local.com Corporation Chris Bartoli, Esq., Baker & McKenzie, LLP